United States securities and exchange commission logo





                              September 15, 2020

       Nancy Buese
       Executive Vice President and Chief Financial Officer
       Newmont Corporation
       6363 South Fiddler   s Green Circle
       Greenwood Village, Colorado 80111

                                                        Re: Newmont Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 20,
2020
                                                            File No. 001-31240

       Dear Ms. Buese:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Risks and Uncertainties , page 105

   1. Tell us how you concluded your Conga assets were recoverable as of December 31, 2019, given your disclosure
that you do not anticipate being able to develop Conga for five or more years along with
your disclosure on page 38 that,    Due to uncertainty surrounding
                                                        the project and
political risks related to the project   s development, the Company has
                                                        allocated its
exploration and development capital to other projects in recent years.
Please
                                                        refer to ASC 930-360-35
for guidance. Also, revise your long-lived asset critical
                                                        accounting estimate
disclosure to provide investors with a more comprehensive
                                                        explanation of your
process for reviewing the Conga long lived assets for impairment.
                                                        Tell us how you
considered explaining the events or changes in circumstances that would result in you further
assessing the Conga long-lived assets for potential impairment.
 Nancy Buese
Newmont Corporation
September 15, 2020
Page 2



Note 2 Summary of Significant Accounting Policies
Reclamation and Remediation Costs , page 114

2. You disclose that changes in reclamation estimates at non-operating mines are reflected in earnings in the period an estimate is revised. Please tell us and disclose how you define a non-operating mine. In this regard, tell us if this disclosure is only applicable to mines that have entered the closure phase and have no substantive future economic value.
         Otherwise, tell us how you considered the guidance in ASC 410-20-35-8 in determining your accounting policy for changes in reclamation estimates for non-operating mines that have future economic value.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Robert Babula, Senior Staff Accountant at (202) 551-3339, or Sondra
Snyder, Senior Staff Accountant at (202) 551-3332 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameNancy Buese                                 Sincerely,
Comapany NameNewmont Corporation
                                                              Division of
Corporation Finance
September 15, 2020 Page 2                                     Office of Energy
& Transportation
FirstName LastName